SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of
CERTIFICATE
Xcel Energy Inc.
OF
File No. 70-9635
NOTIFICATION
(Public Utility Holding Company Act of 1935)

     This Certificate of Notification is filed by Xcel Energy Inc. (“Xcel Energy”), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy’s Form U-1 Application-Declaration, as amended (the “Application-Declaration”), and the order of the Securities and Exchange Commission (the “Commission”) dated August 22, 2000 (HCAR No. 27218) as amended by orders dated March 7, 2002 (HCAR No. 27494) and November 7, 2002 (HCAR No. 27597) (the “Order”) in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from July 1, 2003 through September 30, 2003 (the “Third Quarter”).

a.)	Following is a computation under rule 53(a) setting forth Xcel Energy’s consolidated retained earnings and aggregate investment in all EWGs and FUCOs as of September 30, 2003:

Average consolidated retained deficit:	$(66.1)	million
Aggregate investment in all EWGs and FUCOs*:	$2,366.5	million

* The balance includes $2,232.6 million of Xcel Energy’s entire investment in NRG Energy, Inc., not just EWGs and FUCOs. The NRG Energy, Inc. investment includes the acquisition of NRG Energy, Inc.’s minority common shares of $647.8 million. In addition, the investment includes a $502.9 million investment (including forgiveness of interest) made during the year ended 2002. The NRG Energy, Inc. investment also includes a $300 million commitment made in May 2002 pursuant to a Support and Capital Subscription Agreement. All investments were made at a time that Xcel Energy was in compliance with Rule 53 or orders of the Commission.

* On May 14, 2003, NRG filed a voluntary case to restructure its obligations under Chapter 11 of the U.S. Bankruptcy Code. As a result, Xcel Energy no longer maintains the ability to unilaterally control the operations of NRG. Accordingly,

Xcel Energy has discontinued the consolidation on its financial statements of NRG retroactive to Jan. 1, 2003, and is reporting NRG results under the equity method in accordance with Accounting Principles Board Opinion No. 18. In accordance with limitations under the equity method, as of May 14, 2003 Xcel Energy has stopped recognizing its equity in the losses of NRG, equal to the potential financial commitment it has to NRG as part of the settlement agreement, in excess of its investment in NRG.

b.)	Following is a listing of Xcel Energy’s aggregate investment in each EWG and FUCO:

(in millions)
Investment in EWGs and FUCOs:
NRG Energy, Inc.*	$2,232.6
Independent Power International	5.7
Xcel Energy Argentina Inc.	120.7
Denver City Energy Associates, L.P.	7.5

$2,366.5

* The aggregate investment represents Xcel Energy’s entire investment in NRG Energy, Inc., not just EWGs.

c.)	Xcel Energy’s consolidated capitalization ratio* as of September 30, 2003:

Debt as a percentage of capitalization (including approximately $149 million of short-term debt)	58%

Common stock equity as a percentage of capitalization	40%

Preferred equity as a percentage of capitalization	2%

* Common stock equity includes par value, premium, retained earnings, accumulated other comprehensive income and minority interest.

d.)	Market-to-book ratio of Xcel Energy’s common stock as of September 30, 2003:

Market-to-book ratio at September 30, 2003	1.31

e.)	New EWG projects in which Xcel Energy invested or committed to invest during the Third Quarter:
None

f.)	Growth in consolidated retained earnings (segregating total earnings growth attributable to EWG projects from the revenue attributable to all other subsidiaries of Xcel Energy):

(in millions)
Retained earnings growth from EWG projects	$(238.4)
Retained earnings growth from all other Xcel Energy subsidiaries (reflects dividend payments)	382.3

Total increase in consolidated retained earnings for the nine months ended September 30, 2003	$143.9

g.)	Year-to-date revenues and net income of each EWG through September 30, 2003:

	Revenue	Net income

(in millions)
NRG Energy, Inc.	$1,298.7	$(250.9)
Independent Power International	—	—
Xcel Energy Argentina Inc.	35.0	10.6
Denver City Energy Associates, L.P.	57.3	1.8

h.)	Purchase price per share of reported sales of Xcel Energy common stock and the market price per share at the date of the agreement of sale.
None.

i.)	The total number of shares of Common Stock issued during the Third Quarter under Xcel Energy’s dividend reinvestment plan and Xcel Energy system employee benefit and executive compensation plans.

Xcel Energy issued zero shares under its dividend reinvestment plan and zero shares under its system employee benefit and executive compensation plans.

j.)	The names of the guarantors and of the beneficiaries of any Xcel Energy or Subsidiary Guarantee or other form of credit support issued or renewed during the Third Quarter, and the amount, term and purpose of the guarantee.

1.	The following guarantees were issued/renewed during the Third Quarter:

Guarantor	Beneficiary	Amount	Matures	Issued/Renewed	Purpose

Xcel Energy	e prime Energy Marketing, Inc.	$3,000,000	08/01/2004	Renewed	Sale and Purchase of Energy Capacity and Financial Derivatives
Xcel Energy	e prime Energy Marketing, Inc. and e prime Florida, Inc.	$2,000,000	05/01/2004	Renewed	Sale and Purchase of Energy Capacity and Financial Derivatives
Xcel Energy	e prime Energy Marketing, Inc.	$2,000,000	Continuing	Issued	Sale and Purchase of Energy Commodities and Financial Derivatives
Xcel Energy	e prime Energy Marketing, Inc. and e prime Florida, Inc.	$1,500,000	Continuing	Issued	Sale and Purchase of Energy Commodities and Financial Derivatives
Xcel Energy	e prime, Inc.	$2,000,000	07/31/04	Renewed	Sale and Purchase of Energy Commodities and Financial Derivatives
Xcel Energy	e prime, Inc.	$7,000,000	06/23/04	Renewed	Sale and Purchase of Energy Commodities and Financial Derivatives
Xcel Energy	e prime, Inc.	$1,000,000	07/23/04	Renewed	Sale and Purchase of Energy Commodities and Financial Derivatives

2.	Xcel Energy guaranteed an additional $2,104,690 of surety bonds in the Third Quarter. Such guarantees are exempt under Rule 45 (b)(6).

k.)	The amount and terms of any Short-term Debt issued by Xcel Energy during the Third Quarter.
Xcel Energy borrows and repays short-term debt on an on-going basis. As of September 30, 2003, Xcel Energy had $130,000,000 in short-term debt outstanding at an average cost of 1.0%

l.)	The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52.
Cheyenne
As of September 30, 2003, Cheyenne had $25,215,000 in short-term debt outstanding to Xcel Energy at an average cost of 1.2%

Black Mountain Gas
As of September 30, 2003, Black Mountain Gas Company had $3,097,021 in short-term debt outstanding to Xcel Energy at an average cost of 1.2%

m.)	The amount and terms of any financings consummated by any Non-utility Subsidiary during the Third Quarter that are not exempt under Rule 52.
None.

n.)	The amount and terms of any financings consummated by any Utility Subsidiary during the Third Quarter under the exemption provided under Rule 52.
Utility Subsidiaries Short-term Debt
On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of September 30, 2003, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

Utility Subsidiary	Amount	Avg. Rate

PSCo	$0	—
SPS	$17,000,000	4.08%
NSP-MN	$0	—
NSP-WI	$0	—

Utility Subsidiaries Letters of Credit Issued/Renewed

Issued/
Issuing Entity	Beneficiary	Renewed	Amount	Expiration Date

None

PSCo
As of September 30, 2003, PSCo had short-term borrowings outstanding from its subsidiary P.S.R. Investments, Inc. of $5,354,000 at an average rate of 1.75%.

On September 9, 2003 PSCo sold $300,000,000 and $275,000,000 principal amount first collateral trust bonds at 4.375% and 5.50% respectively. The $300,000,000 series is due October 1, 2008 and the $275,000,000 series is due April 1, 2014. The notes were sold under the following terms and conditions:

$300,000,000 at 4.375%

Price to investors	99.880%
Discount to initial purchasers	0.600%
Proceeds to the company	99.280%

$275,000,000 at 5.50%

Price to investors	99.261%
Discount to initial purchasers	0.650%
Proceeds to the company	98.611%

The net proceeds were used for general corporate purposes, including the repayment of short-term debt.

NSP-MN
As of September 30, 2003, NSP-MN had short-term borrowings outstanding from its subsidiary United Power & Land of $1,304,000 at an average rate of 1.81%.

On August 8, 2003, NSP-MN sold $175,000,000 and $200,000,000 principal amount first mortgage bonds at 4.750% and 2.875% respectively. The $175,000,000 series is due August 1, 2010 and the $200,000,000 series is due August 1, 2006. The notes were sold under the following terms and conditions:

$175,000,000 at 4.750%

Price to investors	99.743%
Discount to initial purchasers	0.625%
Proceeds to the company	99.118%

$200,000,000 at 2.875%

Price to investors	99.884%
Discount to initial purchasers	0.350%
Proceeds to the company	99.534

The net proceeds were used to repay $200 million in short-term indebtedness owed to Xcel Energy that was incurred in connection with the redemption of the 7.875% junior subordinated debentures. Approximately $115 million will be used to repay short-term indebtedness incurred to repay at maturity the 5.875% and 6.375% first mortgage bonds. The remainder was used to replace cash temporarily used to finance the purchase of the junior subordinated debentures and first mortgage bonds.

NSP-WI
On September 25, 2003, NSP-WI priced $150,000,000 principal amount first mortgage bonds at 5.250% in a private placement to qualified institutional buyers. On October 2, 2003, NSP-WI issued the bonds. The bonds are due October 1, 2018. The notes were sold under the following terms and conditions:

$150,000,000 at 5.250%

Price to investors	99.426%
Discount to initial purchasers	0.750%
Proceeds to the company	98.676%

The proceeds were used to repay short-term debt incurred to pay at maturity $40 million of 5.75 percent first mortgage bonds due Oct. 1, 2003 and to redeem $110 million of 7.25 percent first mortgage bonds. On Oct. 15, 2003, NSP-WI redeemed the $110 million of 7.25 percent first mortgage bonds, due March 1, 2023.

o.)	The amount and terms of any financings consummated by any Non-Utility Subsidiary during the Third Quarter under the exemption provided under Rule 52.
1) NRG Energy, Inc. NRG Energy, Inc had $1,000,000,000 outstanding under its line of credit on September 30, 2003. The average rate on September 30, 2003 was 7.00%.

2) Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of September 30, 2003, the following such inter-company notes were outstanding with an average interest rate of 1.2%:

		Amount
Lender	Borrower	Outstanding

Xcel Energy	Xcel Energy Services Inc	$43,000,000
Xcel Energy	Xcel Energy WYCO Inc	$2,761,000
Xcel Energy	Xcel Energy International Inc	$39,448,000
Xcel Energy International Inc.	Xcel Energy Argentina Inc	$32,427,194
NCE Communications, Inc.	Xcel Energy Communications Group, Inc	$1,690,000
e prime Energy Marketing, Inc.	Xcel Energy Retail Holdings, Inc. ("Xcel Retail")	$1,950,000
Xcel Energy	Xcel Retail	$12,145,000
Xcel Retail	Xcel Energy Cadence	$933,000
Xcel Retail	The Planergy Group	$20,901,785
XERS Inc.	Xcel Retail	$1,840,000
Utility Engineering	Xcel Energy Wholesale Group, Inc	$70,000,000
Quixx Corporation	Utility Engineering	$58,260,000
Utility Engineering	Applied Power Associates, Inc	$412,500
Utility Engineering	Proto-Power Corporation	$2,750,000
Utility Engineering	Universal Utility Services	$1,150,000
Utility Engineering	Precision Resource Company	$975,000
Texas-Ohio Pipeline, Inc.	Xcel Energy Ventures Inc	$115,200
Reddy Kilowatt	Xcel Retail	$900,000
Xcel Energy Retail Propane	Xcel Retail	$4,523,000
e prime, Inc.	Xcel Energy Markets Holdings, Inc	$15,320,000
Xcel Energy	Xcel Energy Markets Holdings, Inc	$15,705,000
Xcel Energy	Xcel Energy Communications Group, Inc	$141,000
Xcel Energy	Xcel Energy Ventures, Inc	$7,340,000
Xcel Energy Ventures, Inc.	Eloigne	$3,000,000

3) In August 2003, Eloigne refinanced a first mortgage for one of its properties. The amount of the financing was $2,060,000 at a rate of 5.224% and a maturity of August 21, 2028.

p.)	The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the Third Quarter and the identity of the parties to such instruments.
PSCo entered into the following interest rate hedges which are permitted under Rule 52:

		Effective	Expiration
Notional Amount	Reference Rate	Date	Date	Counterparty

$75,000,000	3.535%	09/02/03	09/02/03	Bank One

		Effective	Expiration
Notional Amount	Reference Rate	Date	Date	Counterparty

$75,000,000	3.55%	09/02/03	09/02/03	Bank One

		Effective	Expiration
Notional Amount	Reference Rate	Date	Date	Counterparty

$300,000,000	3.585%	08/12/03	09/15/03	UBS

NSP-WI entered into the following interest rate hedge which is permitted under Rule 52:

		Effective	Expiration
Notional Amount	Reference Rate	Date	Date	Counterparty

$75,000,000	4.417% - 10 year UST	09/07/03	09/25/03	Goldman Sachs

SPS entered into the following interest rate hedge which is permitted under Rule 52:

		Effective	Expiration
Notional Amount	Reference Rate	Date	Date	Counterparty

$50,000,000	5.13% - 30 year UST	09/15/03	10/03/03	Citibank

q.)	The name, parent company and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the Third Quarter.
None.

r.)	Consolidated balance sheets as of the end of the Third Quarter and separate balance sheets as of the end of the Third Quarter for each company, including Xcel Energy, that has engaged in financing transactions during the Third Quarter.
The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), Northern States Power Company (Wisconsin), NRG Energy, Inc., NRG Northeast Generating LLC and NRG South Central Generating LLC as of September 30, 2003 are incorporated by reference. Such balance sheets were filed with the respective company’s Form 10-Q for September 30, 2003. The file numbers are as follows:

Xcel Energy	1-3034
Public Service Company of Colorado	1-3280
Southwestern Public Service Company	1-3789
Northern States Power Company (Minnesota)	000-31709
Northern States Power Company (Wisconsin)	10-3140
NRG Energy, Inc.	001-15981
NRG Northeast Generating LLC	333-42638
NRG South Central Generating LLC	333-48900

     The following balance sheets as of September 30, 2003 were filed under confidential treatment pursuant to Rule 104(b):

Exhibit 1	Xcel Energy Wyco Inc.
Exhibit 2	Xcel Energy Services Inc.
Exhibit 3	Xcel Energy International Inc.
Exhibit 4	Xcel Energy Communications Group, Inc.
Exhibit 5	NCE Communications, Inc.
Exhibit 6	Xcel Energy Retail Holdings, Inc.
Exhibit 7	Xcel Energy Cadence
Exhibit 8	The Planergy Group
Exhibit 9	Xcel Energy Wholesale Group, Inc.
Exhibit 10	Applied Power Associates, Inc.
Exhibit 11	Proto-Power Corporation
Exhibit 12	Universal Utility Services
Exhibit 13	Precision Resource Company
Exhibit 14	Xcel Energy Markets Holdings, Inc.
Exhibit 15	e prime, inc.
Exhibit 16	Texas-Ohio Pipeline, Inc.
Exhibit 17	Quixx Corporation
Exhibit 18	Utility Engineering
Exhibit 19	Cheyenne Light, Fuel and Power Company
Exhibit 20	Black Mountain Gas Company
Exhibit 21	Xcel Energy Ventures Inc.
Exhibit 22	Reddy Kilowatt
Exhibit 23	Xcel Energy Retail Propane
Exhibit 24	P.S.R. Investments, Inc.
Exhibit 25	e prime Energy Marketing, Inc.
Exhibit 26	XERS Inc.
Exhibit 27	Xcel Energy Argentina Inc.
Exhibit 28	United Power & Land
Exhibit 29	Eloigne

s.)	Registration Statements filed during the Third Quarter
Form S-4/A file number 333-106011 filed August 18, 2003 by PSCo. Form S-3 file number 333-108446 filed September 3, 2003 by Xcel Energy.

I, Ben G.S. Fowke III, Vice President, CFO and Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

XCEL ENERGY INC.

By:	/s/ Benjamin G.S. Fowke III

Benjamin G.S. Fowke III
Vice President, CFO and Treasurer

Dated: November 25, 2003